                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                              (AMENDMENT NO. 2)(1)


                            NATIONAL AUTO CREDIT, INC
                                (NAME OF ISSUER)

                          Common Stock, $.05 par value
                         (TITLE OF CLASS OF SECURITIES)

                                   632900 10 6
                                 (CUSIP NUMBER)

     Judith A. Boyle, 2525 East Camelback Road, Ste. 1150, Phoenix AZ, 85016
                                  602-522-3200
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               November 13, 1998
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X]

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 "Act" or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         SCHEDULE 13D, AMENDMENT NO. 2


CUSIP NO. 632900 10 6
--------------------------------------------------------------------------------
  1     Names of Reporting Persons
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Ernest C. Garcia II

--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)/ /
                                                                         (b)/ /

--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*
        PF

--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                               /X/

        (See Item 2)

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

--------------------------------------------------------------------------------
     NUMBER OF           7     SOLE VOTING POWER
       SHARES                  2,630,630 (Item 5)
                      ----------------------------------------------------------
    BENEFICIALLY         8     SHARED VOTING POWER
      OWNED BY                 104,000 (Item 5)
                      ----------------------------------------------------------
        EACH             9     SOLE DISPOSITIVE POWER
     REPORTING                 2,630,630 (Item 5)
                      ----------------------------------------------------------
    PERSON WITH         10     SHARED DISPOSITIVE POWER
                               104,000 (Item 5)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,734,630 (Item 5)
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.6% (Item 5)
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        IN

--------------------------------------------------------------------------------


*See Instructions Before Filling Out                                      Page 2

                         SCHEDULE 13D, AMENDMENT NO. 2

CUSIP NO. 632900 10 6
--------------------------------------------------------------------------------
  1     Names of Reporting Persons
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        VERDE INVESTMENTS, INC.

--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)/ /
                                                                         (b)/ /

--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*
        WC

--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                               /X/

        (See Item 2)

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Arizona

--------------------------------------------------------------------------------
     NUMBER OF           7     SOLE VOTING POWER
       SHARES
                      ----------------------------------------------------------
    BENEFICIALLY         8     SHARED VOTING POWER
      OWNED BY                 104,000 (Item 5)
                      ----------------------------------------------------------
        EACH             9     SOLE DISPOSITIVE POWER
     REPORTING
                      ----------------------------------------------------------
    PERSON WITH         10     SHARED DISPOSITIVE POWER
                               104,000 (Item 5)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        104,000 (Item 5)

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        .4% (Item 5)

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        CO

--------------------------------------------------------------------------------


*See Instructions Before Filling Out                                      Page 2

CUSIP NO. 632900 10 6                     13D, Amendment No. 2


Item 1   SECURITY AND ISSUER.
         TITLE OF CLASS OF SECURITIES: Common Stock, $.05 par value ("Common Stock")
         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: NATIONAL AUTO CREDIT, INC. ("NAC")
         30000 Aurora Road
         Solon, OH 44139

Item 2   IDENTITY AND BACKGROUND.

         (a) NAME OF PERSON FILING:

         A. Reporting Person - 1 -- Ernest C. Garcia II ("Reporting Person-1")

         B. Reporting Person - 2 -- Verde Investments, Inc. ("Reporting Person-2") (collectively, "Reporting Persons").

         This Schedule 13D, Amendment No. 2 ("Amendment No.2") is jointly filed by the Reporting Persons pursuant to Rule 13d-(1)(f) promulgated by the Securities and Exchange Commission ("SEC") under Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) Reporting Person - 1, by virtue of his direct beneficial ownership of Common Stock of NAC; (ii) Reporting Person - 1, by virtue of his indirect beneficial ownership of Common Stock via his sole ownership of all of the common stock of Reporting Person - 2, and (iii) Reporting
         Person - 2, by virtue of its direct beneficial ownership of Common Stock of NAC.

         Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person. By their signature on this Amendment No. 2, each of the Reporting Persons agrees that this Amendment No. 2 is filed on behalf of such Reporting Person.

         Certain information required by this Item 2 concerning the directors and executive officers of Reporting Person - 2 is set forth on Schedule 1 attached hereto, which is incorporated herein by reference.

         The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Amendment No. 2.

         (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: For Reporting Persons -- 2525 East Camelback Road, Suite 1150
         Phoenix, Arizona 85016.

         Also, see Schedule 1 attached hereto.

         (c) PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF CORPORATION IN WHICH EMPLOYMENT IS CONDUCTED:

         A. For Reporting Person - 1 -- Chairman and Chief Executive Officer of Ugly Duckling Corporation, used automobile retail sales and finance company, 2525 E. Camelback Rd, Suite 500, Phoenix, AZ 85016; (2) Chairman, Chief Executive Officer and President of Cygnet Financial Corporation ("Cygnet"), providing various financial services primarily to the sub-prime segment of the automobile finance industry; (3) President, sole director and sole shareholder of Verde Investments, Inc./ Reporting Person-2, an investment company involved in real estate and other types of investments.

         B. For Reporting Person - 2 -- See Information set forth under this
         Item 2. Also, see Schedule 1 attached hereto. Cygnet's and Reporting Person-2's addresses for their principal businesses and principal offices are the same as the address provided under Item 2(b).

         (d) WHETHER DURING LAST FIVE YEARS, SUCH PERSON CONVICTED IN A CRIMINAL PROCEEDING (EXCLUDING TRAFFIC VIOLATIONS OR SIMILAR MISDEMEANORS) AND, IF SO, GIVE THE DATES, NATURE OF CONVICTION, NAME AND LOCATION OF COURT, ANY PENALTY IMPOSED, OR OTHER DISPOSITION OF THE CASE: During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule 1 to this Amendment No. 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). However, see the following summary, which pertains solely as to Reporting Person - 1 -- Prior to 1992 Reporting Person-1 was involved in various real estate, securities, and banking ventures. Arising out of two transactions in 1987 between Lincoln Savings and Loan Association ("Lincoln") and entities controlled by the Reporting Person, the Resolution Trust Corporation ("RTC"), which ultimately took over Lincoln, asserted that Lincoln improperly accounted for the transactions and that Reporting Person-1's participation in the transactions facilitated the improper accounting. Facing severe financial pressures, Reporting Person-1 agreed to plead guilty to one count of bank fraud, but in light of his cooperation with authorities both before and after he was charged, was sentenced to only three years probation, which has expired, was fined $50 (the minimum fine the court could assess), and during the period of his probation, which ended in 1996, was banned from becoming an officer, director or employee of any federally-insured financial institution or a securities firm without governmental approval. In separate actions arising out of this matter, Reporting Person-1 agreed not to violate the securities laws, and filed for bankruptcy both personally and with respect to certain entities he controlled. The bankruptcies were discharged by 1993.

         (e) WHETHER DURING THE LAST FIVE YEARS, SUCH PERSON WAS A PARTY TO A CIVIL PROCEEDING OF A JUDICIAL OR ADMINISTRATIVE BODY OF COMPETENT JURISDICTION AND AS A RESULT OF SUCH PROCEEDING WAS OR IS SUBJECT TO A JUDGMENT, DECREE OR FINAL ORDER ENJOINING FUTURE VIOLATIONS OF, OR PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO, FEDERAL OR STATE

CUSIP NO. 632900 10 6                     13D, Amendment No. 2


         SECURITIES LAWS OR FINDING ANY VIOLATION WITH RESPECT TO SUCH LAWS; AND, IF SO, IDENTIFY AND DESCRIBE SUCH PROCEEDINGS AND SUMMARIZE THE TERMS OF SUCH JUDGMENT, DECREE OR FINAL ORDER: During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule 1 to this Amendment No. 2, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. However, for Reporting Person-1 see the summary under Item 2(e), above.

         (f) CITIZENSHIP: Reporting Person-1 United States of America; and Reporting Person-2 Arizona. Also, see Schedule 1 attached hereto.

Item 3   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        To date, personal funds (Reporting Person-1) and working capital funds (Reporting Person-2) have been used to purchase NAC securities at an approximate total cost of $3,135,065 ($3,015,305 and $119,760 of purchases by Reporting Person-1 and Reporting Person-2, respectively). Included in the preceding totals is a total of $283,065 of purchases of NAC securities by the Reporting Persons generally between the October 28, 1998 effective date filing of Schedule 13D, Amendment No. 1 and the filing of this Schedule 13D, Amendment No. 2 ("Amendment No. 2") ("Interim Purchases"). Reporting Person-1 made Interim Purchases totaling $163,305 and Reporting Person-2 made Interim Purchases totaling $119,760. These Interim Purchases are set forth in more detail under
        Item 5(c) of this Amendment No. 2. No borrowings or other types of consideration other than cash has been used to date for these purchases. If and when future purchases of NAC securities are made, the Reporting Persons may use a variety of sources of funds; however, the Reporting Persons have no present plan, arrangement, or understanding in connection with sources of funds for future purchases of the securities.


Item 4   PURPOSE OF TRANSACTION.

         The Reporting Persons' purposes for the acquisitions of the NAC securities may include, without limitation, plans or proposals such as the following: (1) dispositions of the NAC securities through sales, transfers and other means of disposing of the securities; (2) sale or transfer of assets of NAC or any of its subsidiaries; (3) a change in the present board of directors or management of NAC; (4) change in the capitalization of NAC; (5) changes in NAC's charter, bylaws or other corporate documents and instruments; (6) causing a class of securities of NAC to be delisted or not traded on an exchange, system or association; (7) causing a class of securities of NAC to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; (8) a corporate transaction, such as a merger, reorganization or liquidation involving NAC or any of its subsidiaries; (9) a joint venture, partnership or management arrangement impacting NAC, or any of its subsidiaries and/or affiliate entities or persons; (10) acquisitions of additional securities of NAC; (11) other changes in NAC's business or corporate structure; and (12) other actions similar to any of those listed above.


Item 5 INTEREST IN SECURITIES OF THE ISSUER.

         (a) AGGREGATE NUMBER AND PERCENTAGE OF SECURITIES BENEFICIALLY OWNED:
         (1) Aggregate number - 2,734,630(total); and (2) percent of class of securities - 9.6%(total)(1). Reporting Person-1 is the direct beneficial owner of 2,630,630 shares of Common Stock, and the indirect beneficial owner of 104,000 shares of Common Stock owned by Reporting Person-2 (see Item 2), together representing the approximate 9.6% and 2,734,630 shares of NAC Common Stock. Except for the 2,630,630 shares of Common Stock owned directly by Reporting Person -1, Reporting Person -1 disclaims beneficial ownership of all shares of Common Stock held by Reporting Person-2.

         By virtue of the relationship between Reporting Person-1 and Reporting Person-2 described in Item 2, Reporting Person-1 may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by Reporting Person-2. The filing of this Amendment No. 2 by Reporting Person-1 and Reporting Person-2 shall not be construed as an admission that either Reporting Person-1 or Reporting Person-2 is, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Amendment No. 2.

         Reporting Person-2 is the direct beneficial owner of 104,000 shares of Common Stock, representing .4% of NAC's Common Stock.

         (b) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

         Reporting Person-1 has the sole power to vote or direct the vote of the 2,630,630 shares of Common Stock beneficially owned by Reporting Person-1. By virtue of his relationship to Reporting Person-2 (see
         Item 2), Reporting Person-1 may be deemed to indirectly share the power to vote or direct the vote of 104,000 shares of Common Stock owned directly by Reporting Person-2. Reporting Person-1 disclaims beneficial ownership of all shares of Common Stock held by Reporting Person-2.

        Reporting Person-2 has the sole power to dispose of or direct the disposition of the 104,000 shares of Common Stock beneficially owned by Reporting Person-2. By virtue of the relationship between Reporting Person-1 and Reporting Person-2 (see above and Item 2), Reporting Person-2 may be deemed to share with Reporting Person-1 the power to dispose of or direct the disposition of 104,000 shares of Common Stock.


--------
(1) Ownership percentage of Common Stock is based upon the common shares outstanding per the Issuer's October 31, 1997 Form 10-Q (28,547,944 shares of Common Stock outstanding at November 28, 1997). The Reporting Persons believe this is the most current public document on file with the SEC (the Issuer has filed a Form 12B-25 to extend the filing of its Form 10-K for the fiscal year ended January 31, 1998).

CUSIP NO. 632900 10 6                     13D, AMENDMENT No. 2


         (c) TRANSACTIONS IN THE CLASS OF SECURITIES REPORTED ON THAT WERE EFFECTED DURING THE PAST 60 DAYS OR GENERALLY SINCE THE MOST RECENT FILING ON SCHEDULE 13D, WHICHEVER IS LESS (2).


      REPORTING PERSON         DATE OF               AMOUNT OF             PRICE PER     HOW TRANSACTION
                               TRANSACTION           SECURITIES            SHARE ($)     WAS EFFECTED
                                                     PURCHASED (#)
      ----------------         -----------           -------------        ----------     -----------------
      Mr. Garcia               11/6/98               100,000               1.045         Through a private
                                                                                         transaction, purchase
                                                                                         via a broker

      Mr. Garcia               10/20/98                2,000               1.1           Through a private
                                                                                         transaction, purchase
                                                                                         via E-Trade

      Mr. Garcia               10/20/98                1,500               1.05          Through a private
                                                                                         transaction, purchase
                                                                                         via E-Trade

      Mr. Garcia               10/20/98                3,000               1.125         Through a private
                                                                                         transaction, purchase
                                                                                         via E-Trade

      Mr. Garcia               10/20/98                3,500               1.25          Through a private
                                                                                         transaction, purchase
                                                                                         via E-Trade

      Mr. Garcia               11/11/98               13,500               1.25          Through a private
                                                                                         transaction, purchase
                                                                                         via E-Trade

      Mr. Garcia               11/12/98               19,500               1.15          Through a private
                                                                                         transaction, purchase
                                                                                         via E-Trade

      Mr. Garcia               11/12/98                7,000               1.14          Through a private
                               --------               ------               ----          transaction, purchase
                                                                                         via E-Trade
Subtotal - Mr. Garcia                                150,000
                                                     =======
      Verde                    11/11/98               21,000               1.11          Through a private
                                                                                         transaction, purchase
                                                                                         via E-Trade

      Verde                    11/11/98               19,000               1.15          Through a private
                                                                                         transaction, purchase
                                                                                         via E-Trade

      Verde                    11/11/98               10,000               1.08          Through a private
                                                                                         transaction, purchase
                                                                                         via E-Trade

      Verde                    11/12/98               25,000               1.16          Through a private
                                                                                         transaction, purchase
                                                                                         via E-Trade

      Verde                    11/13/98               29,000               1.20          Through a private
                               --------               ------               ----          transaction, purchase
                                                                                         via E-Trade

Subtotal - Verde                                     104,000
                                                     -------
TOTAL - Mr. Garcia & Verde                           254,000
=====                                                =======


The total number of shares of Interim Purchases represent less than 1% of NAC's shares of Common Stock outstanding(2).

         (d) None, not applicable.

         (e) Not applicable.

Item 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None, to the best knowledge of the Reporting Persons.

Item 7   MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 99.1  Agreement Re Joint Filing of
                       Schedule 13D, Amendment No. 2

--------------
(2) The most recent Schedule 13D Amendment No.1, was filed with the SEC effective October 28, 1998 ("Amendment No. 1"). Amendment No. 1 described transactions by the Reporting Persons in NAC securities as of the filing date. This Schedule 13D, Amendment No. 2 describes transactions by the Reporting Persons in NAC securities that occurred subsequent to the filing of Amendment No. 1.

CUSIP NO. 632900 10 6                     13D, AMENDMENT NO. 2


                                   SIGNATURE:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  November 20, 1998                   November 20, 1998
                  -----------------                   -----------------
                  (Date)                              (Date)

                   ERNEST C. GARCIA II                VERDE INVESTMENTS, INC.


              By: /S/ ERNEST C. GARCIA II         By: /S/ ERNEST C. GARCIA II
                  -----------------------             -----------------------
                                                      ERNEST C. GARCIA II


             Its: As An Individual               Its: President
                  -----------------------             -----------------------
                  (Title)                             (Title)

                                                   Schedule 1 to
                                                   Schedule 13D, Amendment No. 2
                                                   =============================


CUSIP No. 632900 10 6


Reporting Person - 2/Verde Investments, Inc.

Re: Item 2 of Schedule 13D, Amendment No. 2
-------------------------------------------


                              Executive Officers and
                       Directors Information for Reporting Person - 2
                      -----------------------------------------------

Name(1)                   Position w/Reporting Person-2
-----                     -----------------------------

Ernest C. Garcia II       Director, President
                          & Sole Shareholder

Steven P. Johnson(2)      Vice President/
                          General Counsel/
                          Secretary

Randall Andrus            Vice President/
                          Real Estate

Nancy V. Young            Treasurer


(1) Each person's is a citizen of the United States. Each persons principal office and principal business address is the same as that listed under
     Item 2(b) of Amendment No.2.

(2) In addition to the listed positions, Mr. Johnson is the Senior Vice President and General Counsel of both Ugly Duckling Corporation and Cygnet Financial Corporation. These companies and businesses are described within
     Item 2 of Amendment No.2.

                                 EXHIBIT INDEX
                                 -------------


Exhibit No.         Description
-----------         -----------

     99.1           Agreement Re Joint Filing of Schedule 13D,
                    Amendment No. 2